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                             November 1, 2021

       Gavin O   Connor
       Chief Legal Officer and Chief Human Resources Officer
       European Wax Center, Inc.
       5830 Granite Parkway, 3rd Floor
       Plano, Texas 75024

                                                        Re: European Wax
Center, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
26, 2021
                                                            CIK No. 0001856236

       Dear Mr. O   Connor:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Monica K. Thurmond